Exhibit 99.1

"This is a convenience translation into English of a Spanish-language original document.  This translation is without legal effect and, in the event of any discrepancy with the Spanish-language original document, the Spanish-language original shall prevail."

Madrid, December 21, 2007

MEMORANDUM OF UNDERSTANDING

THE FOLLOWING PARTIES HAVING MET:

The party of the first part,

REPSOL YPF S.A. (hereinafter “REPSOL YPF”), hereby represented by Mr. Antonio Brufau, in his capacity as Chief Executive Officer, and the party of the second part,

PETERSEN ENERGÍA S.A. (hereinafter “PETERSEN ENERGÍA”), hereby represented by Mr. Enrique Eskenazi, in his capacity as sole director,

Henceforth reference will be made to REPSOL YPF and PETERSEN ENERGÍA jointly as the “Parties”, and to either of them individually as  a “Party,”

THE PARTIES HEREBY SET FORTH THE FOLLOWING:

I.
REPSOL YPF is a Spanish-Argentine company whose principal activity is in the hydrocarbons sector, specifically in activities involving the exploration, development and production of crude oil and natural gas, the transport of petroleum products, liquefied petroleum gas (LPG) and natural gas, refining, the production of a wide range of petroleum products, and the marketing of petroleum products, petroleum byproducts, petrochemical products, LPG, and natural gas.

II.
The PETERSEN Group is a group of companies with broad experience in regulated markets that is owned directly or indirectly by the Eskenazi Family. This group includes PETERSEN ENERGÍA, a Spanish corporation whose principal activity is investing in, managing, and administering securities, financial instruments, bonds, and/or shares.

III.
YPF is a leading company in the Argentine hydrocarbons sector, which is traded on the stock exchanges of Buenos Aires (BCBA) and New York (NYSE) through American Depositary Shares, and is one of the largest assets of the group of companies led by REPSOL YPF.

"This is a convenience translation into English of a Spanish-language original document.  This translation is without legal effect and, in the event of any discrepancy with the Spanish-language original document, the Spanish-language original shall prevail."

IV.
The Parties have entered into a binding agreement for the inclusion of PETERSEN ENERGÍA as a major shareholder of YPF, S.A. (hereinafter “YPF”). This falls within the  scope of the strategic plan developed by REPSOL YPF, seeking the inclusion in YPF of Argentine partners with the reputation and experience of PETERSEN ENERGÍA and the strengthening of YPF’s presence in the capital markets in which it is currently active, with a view to consolidating its status as a regional leader in the energy sector.

In view of the above, the Parties have reached the following agreement (hereinafter the “Agreement”).

TERMS:

One.- Inclusion of PETERSEN ENERGÍA as a YPF shareholder.

The Parties have agreed to include PETERSEN ENERGÍA as a YPF shareholder through a transaction that will allow it to acquire up to 25% of YPF's capital stock.

The transaction will be structured as follows:

a)
REPSOL YPF will sell to PETERSEN ENERGÍA, and PETERSEN ENERGÍA will purchase from REPSOL YPF, shares representing 14.9% of the YPF capital stock, no later than February 15, 2008 (hereinafter the “Transaction”).

b)
At the same time, REPSOL YPF will grant a company of the PETERSEN Group a purchase option (American style) to acquire from REPSOL YPF up to an additional 10.1% of YPF’s capital stock. This option may be partially or totally exercised within a maximum period of four years after the completion of the Transaction.

Two.-  YPF Board of Directors and Management.

REPSOL YPF will give PETERSEN ENERGÍA a role in the Board of Directors and management of YPF in a manner  agreed upon to by the parties.

The composition of YPF’s Board of Directors will be governed essentially by the principle of proportional representation of the Parties’ interests in the capital stock of YPF, with REPSOL YPF retaining the right to appoint the majority of members of the Board of Directors for so long as it holds the majority of YPF’s capital stock.

"This is a convenience translation into English of a Spanish-language original document.  This translation is without legal effect and, in the event of any discrepancy with the Spanish-language original document, the Spanish-language original shall prevail."

In this regard, Mr. Antonio Brufau will chair the Board of Directors, Mr. Sebastián Eskenazi will serve as Vice Chairman and Chief Executive Officer , Mr. Antonio Gomis, a representative designated by REPSOL YPF, will serve as YPF’s Chief Operating Officer and Mr. Enrique Eskenazi, in his individual capacity, will serve as a Vice Chairman.

In addition, the agreements by which the Transaction will be effected will grant PETERSEN ENERGÍA  customary protections for minority shareholders, which will include the requirement that certain decisions of YPF’s shareholders and Board of Directors will require the consensus of both parties.

Three.- Price of the Transaction

For purposes of calculating the Transaction price, the Parties assume that the total value of YPF will be U.S.$15 billion, with the Transaction price therefore totaling U.S.$2.235 billion for 14.9% of YPF’s capital stock.

Four.-  Closing of the Transaction

The Parties will close the Transaction no later than February 15, 2008 through a share purchase agreement.

Pursuant to Clause One of this Agreement, and simultaneously with the signing of the Purchase Agreement, REPSOL YPF will grant to a Company of the PETERSEN Group a purchase option to acquire from REPSOL YPF up to an additional 10.1% of YPF’s capital stock on financial terms equivalent to the purchase of 14.9% of YPF’s capital stock referenced above.

Pursuant to Clause Two of this Agreement, and simultaneously with the signing of the Purchase Agreement, the Parties will sign a shareholders’ agreement to govern their long-term relations within YPF.

Five.- Financing of the Transaction.

PETERSEN ENERGÍA hereby confirms that prior to signing this Agreement, it has obtained from certain internationally-regarded financial institutions an irrevocable commitment to finance the Transaction, under terms customary for this type of transaction.

"This is a convenience translation into English of a Spanish-language original document.  This translation is without legal effect and, in the event of any discrepancy with the Spanish-language original document, the Spanish-language original shall prevail."

REPSOL YPF states that it will finance up to U.S.$1.015 billion by issuing a vendor’s loan to supplement the bank financing.

Six.- Other agreements.

In addition, after the close of the Transaction, and with a view to allowing the entry of minority shareholders and strengthening YPF’s presence in the capital markets in which it is currently active, the Parties have agreed to allow REPSOL YPF to engage in a public stock offering of approximately 20% of the YPF capital stock.

Seven.-  Communications.

The Parties undertake to engage in all necessary communications relating to this Agreement, in accordance with applicable law, in mutual and active cooperation.

Additionally, Parties will coordinate the time and content of any press release or public announcement, in strict fulfillment of the duties and obligations required by applicable law, specifically by the applicable securities market rules.

Eight.- Applicable law and Jurisdiction.

Any matters relative to the execution, validity, interpretation, and fulfillment of this Agreement will be governed by the laws of the Kingdom of Spain, and decided by the Courts and Tribunals of the capital of Madrid.

In attestation of their agreement, the Parties hereby sign two (2) identical copies of this Agreement, in Madrid, on the date set forth above.

REPSOL YPF S.A.	PETERSEN ENERGÍA S.A.

Mr. Antonio Brufau	Mr. Enrique Eskenazi
Chief Executive Officer	Sole Director